                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)[1]

                           White Cap Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  963505 10 2
                    ----------------------------------------
                                 (CUSIP Number)


[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                    ----------------------
CUSIP No. 963505 10 2                   13G              Page 2 of 8 Pages
---------------------                                    ----------------------

===============================================================================
   1     NAME OF REPORTING PERSON

         KRG CAPITAL PARTNERS, LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1377547
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
-------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER

                                         1,300,954
           NUMBER OF               --------------------------------------------
           SHARES
           BENEFICIALLY            6     SHARED VOTING POWER
           OWNED BY
           EACH                          None
           REPORTING               --------------------------------------------
           PERSON                  7     SOLE DISPOSITIVE POWER
           WITH
                                         None
                                   --------------------------------------------
                                   8     SHARED DISPOSITIVE POWER

                                         None
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,300,954
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         12.4%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         PN
===============================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ----------------------
CUSIP No. 963505 10 2                   13G              Page 3 of 8 Pages
---------------------                                    ----------------------

===============================================================================
   1     NAME OF REPORTING PERSON

         MEMBERS OF KRG CAPITAL INVESTMENTS II, LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER

                                         None
           NUMBER OF               --------------------------------------------
           SHARES
           BENEFICIALLY            6     SHARED VOTING POWER
           OWNED BY
           EACH                          None
           REPORTING               --------------------------------------------
           PERSON                  7     SOLE DISPOSITIVE POWER
           WITH
                                         1,300,954
                                   --------------------------------------------
                                   8     SHARED DISPOSITIVE POWER

                                         None
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,300,954
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         12.4%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
===============================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


ITEM 1(a).     NAME OF ISSUER:

               White Cap Industries, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3120 Airway Avenue
               Costa Mesa, California  92626

ITEM 2(a).     NAME OF PERSON FILING:

                      This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) KRG Capital Partners, LLC ("KRG Capital"), a Colorado limited liability company, by virtue of its voting control of 1,300,954 shares of common stock, par value $.01 per share (the "Common Stock"), of White Cap Industries, Inc. (the "Company"); (ii) certain members (the "Members") of KRG Capital Investments II, LLC ("KRG II"), a Colorado limited liability company, by virtue of their beneficial ownership of 1,300,954 shares of Common Stock. KRG Capital and the Members are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated March 3, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                      The Reporting Persons may be deemed to constitute a
               "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      The address of the principal business office of each of
               the Reporting Persons is c/o KRG Capital Partners, LLC, 370 Seventeenth Street, Suite 2300, Denver, Colorado
               80208.

ITEM 2(c).     CITIZENSHIP:

                      KRG Capital is a limited liability company organized under the laws of the State of Colorado; the Members are citizens of the United States and trusts established under the laws of various states.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share.

ITEM 2(e).     CUSIP NO.:

               963505 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

ITEM 4.        OWNERSHIP:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Common Stock as follows:

                      KRG Capital. Pursuant to an agreement with all members of
               KRG II, KRG Capital previously had the sole right to vote the 1,629,074 shares of Common Stock held by such members. Such agreement was amended and restated effective April 21, 1998 to release certain members of KRG II, who beneficially own approximately 3.1% of the Common Stock outstanding, from the voting agreement. As a result of such amendment, KRG now has the sole right to vote the 1,300,954 shares of Common Stock held by the Members. The filing of this Schedule 13G by KRG Capital shall not be considered an admission that KRG Capital is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Members.

                      Members of KRG II. Each of the Members has the sole right
               to dispose or direct the disposition of the number of shares set forth opposite such Member's name on Schedule A hereto. Each of the Members disclaims beneficial ownership of all the shares of Common Stock held by other Members, other than immediate family members or family trusts.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               See Response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10.       CERTIFICATION:

               Not Applicable.



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

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: APRIL 27, 1998

                                             KRG CAPITAL PARTNERS, LLC
                                             (FOR ITSELF AND FOR THE MEMBERS
                                             PURSUANT TO POWER OF ATTORNEY)



                                             By:  \s\  Bruce Rogers
                                                 -----------------------------
                                                 Bruce Rogers
                                                 Managing Director

                                                                      EXHIBIT A
                                                                      ---------


                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                              ---------------------


The undersigned hereby agree as follows:

               (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

               (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: APRIL 27, 1998


                                             KRG CAPITAL PARTNERS, LLC
                                             (FOR ITSELF AND FOR THE MEMBERS
                                             PURSUANT TO POWER OF ATTORNEY)



                                             By: \s\ Bruce Rogers
                                                 ------------------------------
                                                 Bruce Rogers
                                                 Managing Director

                                   SCHEDULE A


                                                                                               BALANCE
SH TAX ID NUMBER              NAME                                                             HELD
-------------------------     ----------------------------------------------------             ---------
###-##-####                   Brenda K. King                                                      71,346
###-##-####                   Mark M. King                                                       217,517
###-##-####                   MBK Children's Trust                                                24,360
###-##-####/###-##-####       Bruce L. Rogers and Sally K. Rogers, Ten in Common                 225,303
84-6291627                    AM Trust                                                           122,496
###-##-####                   Andrew J. Gwirtsman                                                 13,230
84-1363522                    Capital Resources Growth, Inc.                                     208,800
###-##-####/###-##-####       Charles R. Gwirtsman and Nancy J. Reichman                          93,707
36-3393607                    CRL, Inc.                                                          122,496
###-##-####                   Daniel L. Gwirtsman                                                 13,230
###-##-####                   Lee W. Dines                                                        72,968
###-##-####                   Nancy J. Reichman                                                   45,901
###-##-####                   Rogers Family Trust                                                 26,100
###-##-####                   Sally K. Rogers Trust                                               43,500
                                                                                               ---------
                                      TOTAL                                                    1,300,954



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